Robot Consulting Co., Ltd.

November 5, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire DeLabar
Robert Littlepage
Mariam Mansaray
Mitchell Austin

Re:	Robot Consulting Co., Ltd.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted October 18, 2024
CIK No. 0002007599

Ladies and Gentlemen:

This letter is in response to the letter dated October 31, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Robot Consulting Co., Ltd. (the “Company,” “we,” “us,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Financial Statements

Note 20. Subsequent Events, page F-19

1. Refer to the ShareWis purchase in June 2024 disclosed on page 55. If material, please expand the subsequent events disclosure to include a description of this purchase, including the amount of the purchase and the terms of the agreement.

Response: We respectfully advise the Staff that we do not believe that the ShareWis Co., Ltd., purchase in June 2024 is material because we have yet to commence offering the courses to be made available pursuant to this agreement and, as yet, have no basis with which to conclude that this agreement will redound to a material source of revenue for the Company.

Exhibits

2. On page 55, you discuss your agreement with ShareWis Co., Ltd. Please file the agreement with ShareWis or tell us why you believe this is not required. Consider Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised our exhibit schedule of the Amended Draft Registration Statement to include the English translation of the WisdomBase Cloud Service Application Form between us and ShareWis Co., Ltd. dated June 11, 2024.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Amit Takur
Name:	Amit Takur
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC